FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG

Disclosure: “Syngenta announces actions to accelerate shareholder value creation”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, September 3, 2015

Syngenta announces actions to accelerate shareholder value creation

Syngenta today announced actions to accelerate shareholder value creation through unlocking the considerable inherent worth in its global seeds portfolio. As stated in the company’s full and half year results, this will be achieved in a number of ways such as driving profitability improvement, strategic partnerships or divestments.

Pursuant to this, the company today announced its intention to divest its global vegetables seeds business. This industry-leading, high margin business has a significant global footprint and a wide array of best-in-class varieties. As such, it is expected to attract significant third-party interest.

The company also announced today its intention to return significant levels of capital to shareholders through a share repurchase program. The initial program of more than $2 billion will commence in the coming weeks. This will be in addition to the progressive dividend policy which the company has followed for several years.

Michel Demaré, Chairman, said: “The Board and management are determined to accelerate shareholder value creation and our actions today underpin our commitment to do so. Our commitment is also shown by the significant capital return program that we announced today.”

Mike Mack, Chief Executive Officer, said: “By demonstrating and unlocking the inherent worth of our leading global seeds portfolio we can create significant additional value. I look forward to updating shareholders in the coming months on progress, including providing further visibility on the underlying profitability of our portfolio of assets.

“We continue to make excellent progress with our AOL program which, together with our clear intent to drive margin improvement across the business, underpins our confidence in our 2018 margin target of 24-26%. For 2015 we reiterate the full year guidance that we outlined in July.”

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta

Syngenta – September 3, 2015 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – September 3, 2015 / Page 2 of 2

SYNGENTA AG

Date:	September 3, 2015	By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services &Group Administration

		By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs